Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Class A Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 6, 2012, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Class A Shares in any jurisdiction in which the making or acceptance of offers to sell Class A Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Healthcare Trust of America, Inc. by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

Up to $150,000,000 in Value of Shares

by

Healthcare Trust of America, Inc.

of

its Class A Common Stock

at a Purchase Price Not Greater Than $10.50

Nor Less Than $10.10 Per Class A Share

Healthcare Trust of America, Inc., a Maryland corporation (the “Company”), is offering to purchase for cash up to $150,000,000 in value of shares of its Class A Common Stock, par value $0.01 per share (the “Class A Shares”), at a price specified by the tendering stockholders of not greater than $10.50 nor less than $10.10 per Class A Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 18, 2012, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon obtaining financing or any minimum number of Class A Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, the Dealer Manager (as defined below), the Paying Agent (as defined below), the Information Agent (as defined below), the Depositary (as defined below) or any of their respective affiliates has made, or is making, any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their Class A Shares or as to the price or prices at which stockholders may choose to tender their Class A Shares. Stockholders must make their own decisions as to whether to tender their Class A Shares, how many Class A Shares to tender and the price or prices at which their Class A Shares should be tendered. In doing so, stockholders should read carefully the information in or incorporated by reference in the Offer to Purchase and the related Letter of Transmittal, including the purposes and effects of the Offer. Stockholders are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.

Odd Lot Holders (as defined in the Offer to Purchase) who hold Class A Shares registered in their names and tender their Class A Shares directly to ARC Advisory Services, LLC, the depositary for the offer (the “Depositary”), and whose Class A Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their Class A Shares. However, if a stockholder owns Class A Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Class A Shares on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Class A Shares must specify the price or prices, not greater than $10.50 nor less than $10.10 per Class A Share (in increments of $0.10), at which they are willing to sell their Class A Shares to the Company in the Offer. Promptly after the Expiration Date, assuming the conditions of the Offer have been satisfied or waived, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Class A Share (the “Purchase Price”) (which will be not more than $10.50 and not less than $10.10 per Class A Share) that it will pay, subject to proration, for Class A Shares properly tendered pursuant to the Offer and not properly withdrawn, and accepted for purchase, taking into account the number of Class A Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per Class A Share (in increments of $0.10) of not more than $10.50 and not less than $10.10 per Class A Share at which Class A Shares have been properly tendered or have been deemed to be tendered pursuant to the Offer that will enable the Company to purchase the maximum number of Class A Shares properly tendered pursuant to the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $150,000,000 (or such lesser number if less than $150,000,000 in value of Class A Shares are properly tendered in the Offer after giving effect to any Class A Shares properly withdrawn). All Class A Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Class A Shares tendered at or below the Purchase Price may not be purchased if Class A Shares representing more than the value of Class A Shares the Company seeks are properly tendered and not properly withdrawn. Only Class A Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Class A Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Immediately after the listing of the Class A Shares on the New York Stock Exchange (the “NYSE”) on June 6, 2012, there were 57,419,253 Class A Shares issued and outstanding. The Company is not offering to purchase any of its Class B-1 Common Stock, par value $0.01 per share, Class B-2 Common Stock, par value $0.01 per share, or Class B-3 Common Stock, par value $0.01 per share.

At the maximum price of $10.50 per Class A Share, we could purchase approximately 14,285,714 Class A Shares if the Offer is fully subscribed, which would represent approximately 24.9% of the issued and outstanding Class A Shares as of immediately after the listing of the Class A Shares on the NYSE on June 6, 2012. At the minimum price of $10.10 per Class A Share, we could purchase approximately 14,851,485 Class A Shares if the Offer is fully subscribed, which would represent approximately 25.9% of the issued and outstanding Class A Shares as of immediately after the listing of the Class A Shares on the NYSE on June 6, 2012.

Upon the terms and subject to the conditions of the Offer, if the number of Class A Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $150,000,000, the Company will purchase Class A Shares:

•

First, from all holders of “odd lots” of less than 100 Class A Shares who properly tender all of their Class A Shares at or below the Purchase Price, and do not properly withdraw them before the Expiration Date; and

•

Second, from all other stockholders who properly tender Class A Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Class A Shares, until the Company has purchased Class A Shares resulting in an aggregate purchase price of $150,000,000.

Stockholders desiring to tender their Class A Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, Class A Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives its oral or written notice to the Depositary and Computershare, Inc., the paying agent for the Offer (the “Paying Agent”), of its acceptance of the Class A Shares for payment pursuant to the Offer.

Payment for Class A Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of a timely confirmation of a book-entry transfer of such Class A Shares into the Paying Agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal. Any stockholder who wishes to tender Class A Shares at more than one price must specify the number of Class A Shares tendered at each applicable price.

If any tendered Class A Shares are not purchased, the Class A Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC promptly after the expiration or termination of the Offer or the proper withdrawal of the Class A Shares, without expense to the stockholder.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Class A Shares by giving oral or written notice of such extension to the Paying Agent and the Depositary and making a public announcement of such extension no later than 9.00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Class A Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Class A Shares.

Class A Shares properly tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless the Company has already accepted tendered Class A Shares for payment, stockholders may withdraw their properly tendered Class A Shares at any time after 12:01 a.m., New York City time, on August 5, 2012. Except as otherwise provided in the Offer to Purchase, tenders of Class A Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of Class A Shares to be withdrawn and the name of the registered holder of the Class A Shares to be withdrawn, if different from the person who tendered the Class A Shares. A stockholder who has tendered Class A Shares at more than one price must complete a separate notice of withdrawal for Class A Shares tendered at each price or a combined notice of withdrawal. If Class A Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Class A Shares and must otherwise comply with DTC’s procedures.

All questions as to the number of Class A Shares to be accepted, the Purchase Price to be paid for Class A Shares to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Class A Shares will be determined by the Company, in its sole discretion and will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Company’s determinations are challenged by stockholders.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash from us in exchange for the Class A Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. The receipt of cash for your tendered Class A Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. All stockholders should review the discussion in Sections 3 and 13 of the

Offer to Purchase regarding certain U.S. federal income tax consequences and consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Class A Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Class A Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance by institutional stockholders may be directed to Wells Fargo Securities, LLC, the dealer manager for the Offer (the “Dealer Manager”), and questions and requests for assistance by retail stockholders may be directed to the Depositary, in each case at the telephone numbers and addresses set forth below. You may request additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer documents from Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

ARC Advisory Services, LLC

Attn: Tender Offer Operations Manager

405 Park Avenue, 15th Floor

New York, New York 10022

Tel: (877) 373-2522

By Facsimile Transmission (for withdrawals only):

(212) 421-5799

The Paying Agent for the Offer is:

Computershare, Inc.

c/o Voluntary Corporate Actions

P.O. Box 43011

Providence, Rhode Island 02940

The Information Agent for the Offer is:

199 Water Street – 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (866) 482-5026

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

June 6, 2012